October 22, 2010

Mr. Gary S. Bresky
Chief Financial Officer
Behringer Harvard Mid-Term Value Enhancement Fund I, L.P.
15601 Dallas Parkway, Suite 600
Addison, Texas 75001

> **Re:** **Behringer Harvard Mid-Term Value Enhancement Fund I, L.P.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed on March 31, 2010**
> **File No. 000-51292**

Dear Mr. Gary S. Bresky:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Financial Statements and Notes

Note 2 – Summary of Significant Accounting Policies

Real Estate, pages F-7 – F-9

1.   Given the difficult market conditions currently being experienced and the fact that
        50% of your tenants have expiring leases in the next year and a half, please clarify
        how vacancies are considered when determining if indicators of impairment exist
        and tell us whether an impairment analysis has been performed on your properties
        during the periods covered in your periodic reports. In addition, we note from
        your Form 10-Q for the quarterly period ended June 30, 2010 that you received
        notice that your single tenant at 2800 W. Mockingbird property will not be
        renewing their lease which is set to expire in September 2010. In future filings,
        please disclose your plans for releasing this space and whether you consider this
        vacancy and loss of rental revenue an indicator of potential impairment for this
        property. Please provide us with your proposed disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comment, please provide a written statement from the
company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filings;

   •   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filings; and

   •   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

Gary S. Bresky
Behringer Harvard Mid-Term Value Enhancement Fund I, L.P.
October 22, 2010
Page 3

You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 – 3413 if you have any questions.

Sincerely,

Cicely LaMothe
Branch Chief